United States securities and exchange commission logo





                              September 13, 2022

       Leo Lu
       Chief Executive Officer
       Bitfufu Inc.
       111 North Bridge Road, #15-01
       Peninsula Plaza, Singapore 179098

                                                        Re: Bitfufu Inc.
                                                            Amendment No. 4 to
Draft Registration Statement on Form F-4
                                                            Submitted August
23, 2022
                                                            CIK No. 0001921158

       Dear Mr. Lu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, our references to prior comments refer to comments in our
       August 17, 2022 letter.

       Draft Registration Statement Form F-4 submitted on August 23, 2022

       Consolidated Statements of Cash Flows, page F-39

   1. We note that your response to prior comment 3 does not include an accounting analysis supported by provisions
of ASC 230. Please provide this analysis as we consider your response.
   2. We note your response to prior comment 4 and have the following comment. Tell us whether any portion of
the cash payments made to your suppliers were for equipment or other productive assets
to be used in your self-mining operations. If so, tell us how your presentation complies
with ASC 230-10-45-13(c).
 Leo Lu
FirstName
Bitfufu Inc.LastNameLeo Lu
Comapany 13,
September   NameBitfufu
                2022     Inc.
September
Page 2      13, 2022 Page 2
FirstName LastName
FINFRONT HOLDING COMPANY - Consolidated Financial Statements
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(g) Digital assets, page F-42

3. Your accounting policy of evaluating impairment quarterly does not comply with ASC
         350-30-35-18 requirement that you test an intangible asset that is not subject to amortization for impairment annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. Further, your response suggests that your policy also does not comply with ASC 350-30-35-19, which indicates that if the carrying amount of an intangible asset exceeds its fair value, an entity shall recognize an impairment loss in an amount equal to that excess. Please tell us if our understanding is incorrect or revise your accounting policy to comply with referenced guidance.
(m) Revenue recognition
Cloud mining solution, page F-44

4. We have reviewed your responses to the recognition of revenue from your cloud mining solutions. Please provide us a comprehensive accounting analysis that addresses each of the five steps in ASC 606 that supports your policy for your recognition of revenue from the cloud mining solutions. Please include in your analysis a description of the material rights and obligations of you and your customers; and clarify what term of the order means. Please also provide us with a copy of a representative agreement.
5. As it relates to ASC 606 step 2, please include in your analysis, but do not limit it to, a comprehensive list and description of the goods and services in the arrangement you promised to provide (see e.g., your disclosure on page F-44 stating you sell a one-stop cloud-mining solution that includes hash rate, value-added services, infrastructure, and
         connectivity and the statement on your website that,    We offer a
complete cloud mining
         solution that includes the "Purchase - Transport - Hosting - Maintenance" of the
         devices.   ); the nature of the output for each promised good or
service (e.g., hash rate,
         time, etc.), including whether you promise to deliver a total hash rate and, if so, explain how total hash rate is determined and support for your conclusion that each promise is not distinct and instead is required to be combined into a single performance obligation.
6. As a follow-up to the preceding comment, please also clarify whether you provide cloud mining and hosting services either within the same contract or in separate contracts to the same customer, and if so, the accounting analysis supporting your conclusion that both cloud mining and hosting services represent a single performance obligation.
7.       You state on page F-44 that,    the Group purchases and takes control
of hash rate
         generated by mining equipment under its control and sub-divides, repackages and resells hash rate to its customers by transferring control of the sub-divided
hash rate.    Explain to
         us how you obtain such control and then transfer such control. Describe the evidence that the customer controls the hash rate in light of the prior sentence that the Company controls
 Leo Lu
Bitfufu Inc.
September 13, 2022
Page 3
         the hash rate generated by the mining equipment. Further, please provide supporting accounting analysis for the purchase and resell of hash rate using the gross method. Your response should address how you determined that you are the principal instead of the agent. We refer you to ASC 606-10-55-36 to 55-40. That is, explain how you control the computer power rented from your suppliers each month. Clarify whether you have control over a specific mining equipment owned by a supplier and hosted at their facility or have control over computing power over a period of time. Indicate whether the hosting facility can use any miner to provide you with the computing power rented. Lastly, since your customers have direct contractual rights and obligations with the mining pool operator and control the computing power, explain how you also control the computer power.
8. As it relates to ASC 606 step 5, please include in your analysis, but do not limit it to, an explanation as to why the actual time provided as compared to time ordered over the contract term is being utilized to measure progress and how your use of time is an appropriate measure of your progress toward complete satisfaction of a performance obligation. We refer you to ASC 606-10-25-33.
9. In your response to comment 7 of our July 20, 2022 letter, you cite to disclosure on page
         F-52 and page 118, that indicates BitFuFu temporarily holds mining rewards of customers on their behalf if such customers do not have their own digital asset wallets. You
         represent that the digital assets held on customers    behalf are
recorded as    digital assets
         held on behalf of customers    and    customer deposits of digital
assets    on BitFuFu   s
         Balance Sheet and corresponding notes of its financial statements. Please provide your accounting analysis, with citation to authoritative guidance and the material terms of your customer and mining pool contracts, supporting that such assets are required to be recognized by BitFuFu. Please also explain to us how you considered this in determining to that the mining pool operator is not your customer in these instances.
Selling of mining equipment, page F-45

10. We have reviewed your responses to the recognition of revenue from the sale of mining equipment. Please provide us a comprehensive accounting analysis that addresses each of the five steps in ASC 606 that supports your policy for recognizing revenue from the sale of mining equipment and hosting services. Please include in your analysis, but do not limit it to, a description of the material rights and obligations of you and your customers; a list of goods and services in the arrangements you promised to provide; the analysis supporting your conclusion that the sale of the mining machine is a single performance obligation while the hosting services is a series of distinct services that are substantially the same and have the same pattern of transfer to the customer; and the analysis supporting whether you are a principal or agent in arranging the hosting services via a
FirstName LastNameLeo Lu
       third-party hosting facility. Clarify whether the supplier will ship the miner purchased by
Comapany
       yourNameBitfufu      Inc. to their hosting facility. Lastly, tell us
whether you share in the
             customers directly
       payout
September   13,earned   by your
                 2022 Page   3 customers from providing your hosting services.
FirstName LastName
 Leo Lu
FirstName
Bitfufu Inc.LastNameLeo Lu
Comapany 13,
September   NameBitfufu
                2022     Inc.
September
Page 4      13, 2022 Page 4
FirstName LastName
11. We note that in your response to comment 15 of our June 14, 2022 letter you state that
            After paying the hosting service fee and/or other relevant fees, the customers received all
         the mining rewards generated by the equipment they bought. Even if the equipment is in
         BitFuFu   s possession during the hosting period, the risk and cost
related to the equipment
         is also borne by the customers   . We also note your statement,    In
BitFuFu   s limited
         history, it has yet to experience the situation where the customer has need to reclaim
         possession of the equipment.    Please explain to us why a customer
would chose to
         purchase mining equipment and hosting services instead of purchasing the cloud mining solutions; how the customer is exposed to risk and cost of the equipment; how BitFuFu has possession of the mining equipment during the hosting period and the nature of its possessory rights; and whether the mining equipment are placed in a hosting facility that
         you own or in a suppliers    hosting facility.

Cryptocurrency self-mining revenue, page F-46

12. We note your response to prior comment 8 and note your statement that "Once the number of noncash considerations (i.e. Bitcoins), is fixed upon the confirmation from mining pool operator, the fair value of the noncash consideration shall be measured using the quoted price of bitcoins at 8:00am GMT+8 of the date when they are earned and confirmed by mining pool". It appears that you are using the fair value upon confirmation and thus avoiding reporting any changes in the form of payment in the transaction price (i.e., revenue) since the date of contract inception. Please clarify if you are using the confirmation date to measure fair value due to the noncash consideration varying for reasons other than the form of the consideration. Tell us if our understanding of your policy is correct. Provide an accounting analysis that addresses why you do not record the
         Bitcoin based on the fair value at contract inception upon confirmation from the mining pool operator and then exclude from revenue any changes in fair value in the form of consideration occurring subsequent to contract inception. That is, clarify how your policy complies with ASC 606-10-32-21. Any changes in fair value subsequent to contract inception date that "are due to the form of the consideration are not included in the transaction price" and, thus, reported outside of revenue from customers (e.g., reported as impairments). Refer to ASC 606-10-32-23. In addition, your disclosure on page F-46 states that "Group is entitled to compensation regardless of whether the pool operator successfully records a block to the bitcoin blockchain". Please reconcile this disclosure to your statement in this response letter that "the effective rate of the hash rate connecting to mining pools" effects the Bitcoins you earn. That is, clarify why the "effective rate of the hash rate" impacts your pay out when you earn compensation regardless of the outcome.
13. In your response to prior comment 10 you state that you are "entitled to receive digital assets from the mining pool operator" which is "subjected to the confirmation of mining pool operator each day". Please clarify what your rights are if the mining pool operator fails or miscalculates amount of digital assets you earned. Tell us whether the
         Aladdin software program also provides confirmation. In addition, please clarify your
 Leo Lu
Bitfufu Inc.
September 13, 2022
Page 5
         statement that "The obligation of mining pool to make payments to pool participant based on agreed upon payout method begins when pool participants contribute hash rate to the mining pool". That is, tell us whether a "new" contract starts after a Bitcoin has been mined or after an unsuccessful attempt during the day. Also, indicate whether a payout is due or earned in the event that you a leave a pool or suspend mining operations during the day. As it relates to ASC 606 step 1, include an accounting analysis, but do not limit it to, how you determined the period over which the parties have enforceable rights and obligations.
3. DIGITAL ASSETS, page F-49

14. Your disclosure on page F-49 indicates that there was no impairment of digital assets for the period from December 2, 2020 (inception) to December 31, 2020 and for the year ended December 31, 2021. Please explain how you concluded that there was no impairment of digital assets during those periods.
15. Please support your accounting policy of recognizing as an asset crypto assets you hold in custody on behalf of your customers. Please provide your supporting accounting analysis citing authoritative literature. If the crypto assets are not required by U.S. GAAP to be recognized as your assets, provide your analysis of the applicability of SAB 121.
16. In your response to comment 7 of our June 14, 2022 letter you stated that you do not believe USDT or other stablecoin is a financial asset or receivable. Please tell us and
         consider the need to disclose to what    other stablecoins    refers.
If you or your agent owns
         or custodies other stablecoins, provide us your comprehensive accounting analysis for those stablecoins. In that analysis, outline the material rights and obligations of a holder of the stablecoin you are evaluating.

17.      Please reconcile for us the apparent conflict in the following
statements:    Holding a unit
         of a USDT typically does not give the holder a contractual right to receive cash or another financial asset from a second entity, not does the USDT come into existence because of a
         contractual relationship.    [response to comment 17 of our June 14,
2022 letter] and    The
         right to have USDT redeemed or issued is a contractual right personal to the verified customer.
18. In order to help us further evaluate your accounting for the USDT you hold, please clarify what you mean when you state that USDT may be redeemed by either in-kind
       redemptions of securities    or    other assets held in the reserves
and how that informed
       your accounting analysis. Similarly, more fully articulate whether, and if so how, the need
FirstName LastNameLeo Lu
       to be a    verified customer    impacted your accounting analysis. In
your reply, explain
Comapany    NameBitfufu
       whether  you are a Inc.
                              verified customer    and, if not, indicate the
steps precedent to
September 13, 2022 Page 5 customer    and whether such steps are perfunctory.
       becoming   a    verified
FirstName LastName
 Leo Lu
FirstName
Bitfufu Inc.LastNameLeo Lu
Comapany 13,
September   NameBitfufu
                2022     Inc.
September
Page 6      13, 2022 Page 6
FirstName LastName
19. Please clarify why you believe a receivable should be recorded for the loaned USDT as stated in your response to prior comment 12. Tell us why you believe a receivable should be recorded when you state that "Holding a unit of a USDT typically does not give the holder a contractual right to receive cash or another financial asset from a second entity, not does the USDT come into existence because of a contractual
relationship.    [See your
         response to comment 17 of our June 14, 2022 letter] In addition, tell us how you considered whether you relinquished control of the USDT since the USDT must be returned to you. Also, describe how you considered whether the receivable contains an embedded derivative. Refer to ASC 815-15-25-1(a). Please provide your accounting analysis, with citation to authoritative guidance, supporting your accounting for the loan and describe the material terms of the loan agreement.
       You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Andrei Sirabionian